Annual General Meeting of

Fortuna Silver Mines Inc. (the “Company”)

held on June 16, 2016

Report of Voting Results

pursuant to Section 11.3 of National Instrument 51-102

Matter Voted Upon	Outcome of Vote
1. To appoint Deloitte LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Approved

2. To determine the number of Directors at seven.	Approved

3.

To elect:

Jorge Ganoza Durant

Simon Ridgway

Michael Iverson

Mario Szotlender

Robert Gilmore

Thomas Kelly

David Farrell

as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.

Common Shares Voted (including proxy votes)
		For	Against	Withheld
	Approved Approved Approved Approved Approved Approved Approved	63,289,809 (92.5%) 60,591,557 (88.6%) 66,025,445 (96.5%) 35,989,820 (52.6%) 66,060,418 (96.6%) 46,857,061 (68.5%) 66,072,109 (96.6%)	n/a n/a n/a n/a n/a n/a n/a	5,119,387 ( 7.5%) 7,817,639 (11.4%) 2,383,752 ( 3.5%) 32,419,378 (47.4%) 2,348,777 ( 3.4%) 21,552,136 (31.5%) 2,337,088 ( 3.4%)